File No. 0-22750
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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

[x] Form 10-KSB [  ] Form 20-F  [  ] Form 11-K  [  ]Form 10-QSB
[ ] Form N-SAR

For the Period Ended December 31, 1999

Part I      Registrant Information

Full Name of Registrant:     Royale Energy, Inc.
Address of Principal Executive Office (Street and Number)

                  7676 Hazard Center Drive, Suite 1500
                             San Diego, California 93108

Part II      Rules 12b-25(b) and (c)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III    Narrative
     The Report on Form 10-KSB for Royale Energy, Inc., (the Company) for the year ended December 31, 1998, is due to be filed on March 30, 2000. As of March 30, 1999, the annual audited financial statement is not yet complete because the Company's directors have not completed their review of the report. The Company expects that its financial statements will be completed and its Form 10-KSB will be filed before April 10, 2000.

Part IV     Other Information

     (1) Name and telephone number of person to contact in regard to this information:

            Lee Polson            512-474-8881

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

            If the answer is no, identify report(s).

                                                     [X]  Yes     [  ]  No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [  ]  Yes     [X]  No

                                      Signatures

    Royale Energy, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ROYALE ENERGY, INC.


Date:March 30, 2000                   /s/ Stephen M. Hosmer
                                      --------------------------------
                                      Stephen M. Hosmer, Chief Financial
                                      Officer